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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION

                         WASHINGTON, D.C.  20549


                             SCHEDULE 13D


               Under the Securities Exchange Act of 1934

                            AMENDMENT NO.


                            CONSECO, INC.
                          (Name of Issuer)


                            Common Stock
                   (Title of Class of Securities)


                             208464107
                           (CUSIP Number)

                        Stephen C. Hilbert
                   11825 N. Pennsylvania Street
                      Carmel, Indiana 46032
                          (317) 817-6100

          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                           June 3, 1995
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4),
check the following box:  [   ]

Check the following box if a fee is being paid with this statement:
[ X ]

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CUSIP No.                                                208464107


1.   NAME OF REPORTING PERSON                  Stephen C. Hilbert

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON   Not given


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [   ] (b) [   ]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS                                          N/A


5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [   ]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION    United States Citizen


Number of       7.  SOLE VOTING POWER                     1,032,930

Shares

Beneficially    8.  SHARED VOTING POWER                     - 0 -

Owned By

Each            9.  SOLE DISPOSITIVE POWER               1,032,930

Reporting

Person With    10.  SHARED DISPOSITIVE POWER                - 0 -


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON                                    1,032,930


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
     [   ]


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.01%


14.  TYPE OF REPORTING PERSON                                  IN

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Item 1.   Security and Issuer

     This statement relates to the Common Stock, no par value per share (the "Common Stock"), of Conseco, Inc., an Indiana corporation ("Conseco"). Conseco's principal executive office is located at 11825 N. Pennsylvania Street, Carmel, Indiana 46032.

Item 2.   Identity and Background

     This statement is filed on behalf of Stephen C. Hilbert. Mr. Hilbert is Chairman of the Board, President and Chief Executive Officer of Conseco. The business address of Mr. Hilbert is 11825 N. Pennsylvania Street, Carmel, Indiana 46032. Mr. Hilbert is a citizen of the United States of America. During the last five years, Mr. Hilbert has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

     The acquisition which is the subject of this Schedule 13D is the beneficial ownership of 200,000 shares of Common Stock that Mr. Hilbert will have the right to acquire on or after August 2, 1995 for $6.25 per share under the terms of a stock option granted to him in August 1990. Such acquisition increased the number of shares of Common Stock beneficially owned by Mr. Hilbert to 1,032,930 shares, or 5.01% of the shares of Common Stock deemed to be outstanding under Rule 13d-3(d) of the Securities and Exchange Commission. Shares previously acquired were acquired with personal funds.

Item 4.   Purpose of Transaction

     Mr. Hilbert has acquired beneficial ownership of the Common
     Stock for investment purposes.

Item 5.   Interest in Securities of the Issuer

     Set forth below is information concerning the Common Stock beneficially owned by Mr. Hilbert on the date hereof.

     (a) 1,032,930 shares, which number includes 405,625 shares of Common Stock which may be acquired by Mr. Hilbert within 60 days upon exercise of stock options. Such amount is 5.01% of the outstanding Common Stock of Conseco.
     (b) Mr. Hilbert has the sole power to vote or to direct the vote of all of the shares disclosed in (a) and the sole power to dispose or to direct the disposition of such shares. Shares beneficially owned which are subject to options do not have voting rights prior to exercise of such options.
    (c)  Mr. Hilbert has not engaged in any transactions
         concerning the Common Stock during the past 60 days.
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Item 6.   Contracts, Arrangements, Understandings or Relationships
          with Respect to Securities of the Issuer

     The shares of Common Stock beneficially owned by Mr. Hilbert include 405,625 shares which may be acquired within 60 days upon exercise of stock options. Under those stock options, Mr. Hilbert has the right to acquire (i) 400,000 shares of Common Stock at a price of $6.25 per share, and (ii) 5,625 shares of Common Stock at a price of $53.25 per share. Mr. Hilbert also holds options not exercisable within 60 days to acquire 1,666,375 shares of Common Stock. All such options were granted under the Conseco Stock Option Plan, as amended, and the Conseco 1994 Stock and Incentive Plan.

     Mr. Hilbert holds an aggregate of 371,771 stock units (126,204.1 of which are vested) (the "Stock Units") under the Conseco Amended and Restated Deferred Compensation Program and the Conseco 1994 Stock and Incentive Plan. Each Stock Unit represents and is payable in one share of Common Stock. The Stock Units have no voting rights and are not payable within the next 60 days because they either have been deferred or have not yet vested. The Stock Units must be paid out following a change in control as defined in the Conseco Amended and Restated Deferred Compensation Program and the Conseco 1994 Stock and Incentive Plan for awards under the respective plans.

     Mr. Hilbert's employment agreement contains certain change in control provisions. In the event of a Control Termination (as defined in the employment agreement) of Mr. Hilbert, Mr. Hilbert may elect, within sixty (60) days after such Control Termination, to receive a payment from Conseco in return for surrender by Mr. Hilbert of all or any portion of the options then outstanding held by Mr. Hilbert to purchase shares of Common Stock ("Unexercised Options") and shares of Common Stock held by Mr. Hilbert. Unexercised Options include all outstanding options whether or not then exercisable. For each Unexercised Option to purchase one share of Common Stock and each share of Common Stock, Conseco must pay to Mr. Hilbert an amount equal to the highest per share fair market value of the Common Stock on any day during the period beginning six (6) months prior to the date of Mr. Hilbert's election to sell such shares and Unexercised Options pursuant to his employment agreement. To compensate Mr. Hilbert for loss of the potential future speculative value of the Unexercised Options, no deduction may be made for the exercise price per share for each Unexercised Option from the amount to be received by Mr. Hilbert.

     Mr. Hilbert has pledged 100,000 shares of Common Stock in
     connection with a $1.9 million loan from Conseco. Such pledge will continue as long as there are outstanding amounts under the loan.
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Item 7.   Material to Be Filed as Exhibits

     1. Employment Agreement dated January 1, 1987, between Conseco and Stephen C. Hilbert, was filed as Exhibit
         10.1.2 to Conseco's Annual Report on Form 10-K for 1986, and Amendment No. 1 thereto was filed as Exhibit 10.1.2 to Conseco's Annual Report on Form 10-K for 1987; and are incorporated herein by this reference.

     2. Secured Promissory Note of Stephen C. Hilbert and Pledge Agreement between Conseco and Stephen C. Hilbert, dated February 25, 1988, were filed as Exhibit 10.1.9 to Conseco's Report on Form 10-Q for the quarter ended March 31, 1988 and are incorporated herein by this reference.

     3. Conseco's Stock Option Plan was filed with the Commission as Exhibit B to its definitive Proxy Statement dated December 10, 1983; Amendment No. 1 thereto was filed with the Commission as Exhibit 10.8.1 to its Report on Form 10-Q for the quarter ended June 30, 1985; Amendment No. 2 thereto was filed with the Commission as Exhibit 10.8.2 to its Registration Statement on Form S-1, No. 33-4367; Amendment No. 3 thereto was filed with the Commission as
         Exhibit 10.8.3 to Conseco's Annual Report on Form 10-K for 1986; Amendment No. 4 thereto was filed with the Commission as Exhibit 10.8 to Conseco's Annual Report on Form 10-K for 1987; Amendment No. 5 thereto was filed with the Commission as Exhibit 10.8 to Conseco's Report on Form 10-Q for the quarter ended September 30, 1991; and such documents are incorporated herein by this reference.

     4. Amended and Restated Conseco Stock Bonus and Deferred Compensation Program was filed as Exhibit 10.8.4 to Conseco's Annual Report on Form 10-K for 1992 and Amendment to the Amended and Restated Conseco Stock Bonus and Deferred Compensation Program was filed as Exhibit
        10.8.9 to Conseco's Annual Report on Form 10-K for 1994. Such documents are incorporated herein by this reference.

     5.  The Conseco 1994 Stock and Incentive Plan was filed as
         Exhibit A to Conseco's definitive Proxy Statement dated
         April 29, 1994 and is incorporated herein by this reference.

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                        SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   June 13, 1995.


                                  /s/ STEPHEN C. HILBERT
                                   _______________________________

                                   Stephen C. Hilbert